MAIL STOP 3561

      June 7, 2005


Mr. Israel Frieder, Chief Executive Officer
Israel Technology Acquisition Corp.
23 Karlibach St.
Tel Aviv 67132, Israel

      Re:	Israel Technology Acquisition Corp.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed April 27, 2005
		File No. 333-123331

Dear Mr. Frieder:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.



General
1. Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, investors could lose part of their investment from the outset since the company would no longer have funds with which to conduct its search.

2. We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.
3. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.
4. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.

Cover Page
5. We note your disclosure on the prospectus cover page and elsewhere disclosing the current state of considerations and discussions concerning a business combination transaction involving the company.
Please expand such disclosure to address whether or not the company has identified or been provided with the identity of, or had any direct or indirect contact with potential acquisition candidates. In addition, if management, the directors, or any affiliate, agent or other representative of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally. Please note in particular that we are not seeking simply whether a potential business combination candidate has been "selected," but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company or an affiliate thereof, or by an unrelated third party, with respect to one or more specific business combination transaction involving the company, or merely general considerations as to the company and a business combination transaction. In providing such disclosure, please make every effort to be complete and thorough in your discussion to ensure that all possible persons or entities, activities, and circumstances for which we are seeking disclosure are covered by such disclosure. Please note that the inclusion of incomplete, qualified, or limited disclosure is likely to result in additional comment. Please see Instruction 6 to Item 504 of Regulation S-K.

Table of Contents
6. Please move the paragraph immediately following the table of contents to an appropriate section following the risk factors section.

Prospectus Summary
7. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless EarlyBirdCapital determines that an earlier date is acceptable." Please revise to elaborate on the noted disclosure in an appropriate place in the prospectus. Discuss the factors that the underwriter will consider in making the determination to allow earlier separate trading. If the underwriter decides to allow separate trading before the end of
90 days, discuss how investors will become aware of the acceleration.
8. Please note, in the discussion of the offering or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.
9. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $8.50 per share or more in order for the redemption rights to apply.
10. Provide, here or elsewhere in the prospectus as appropriate, a definition for the term "public stockholder" as used by the company with respect to this offering. In this context, please discuss in particular whether this term would include the "existing stockholders" of the company and/or their affiliates, in the case of shares held by such persons that are acquired in the offering, pursuant to open market purchases of units, common stock or warrants, or from the exercise of warrants held by such persons.
11. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.
12. Briefly detail, here or elsewhere in the prospectus as appropriate, the "certain limited exceptions" to the requirement that all existing stockholders` shares shall not be transferable during the escrow period and cannot be released from escrow for three years from the date of the prospectus.

Risk Factors, page 7
13. In risk factor four, we note your disclosure that you "will seek
to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the factors you would consider when deciding to engage a third party that refuses to
execute any of the noted agreements.
14. Reference is made to risk factor 7. Please identify those persons that may remain with the merged entity and in what capacities.
15. Please explain the disclosure in risk factor 7 that "it is possible that some of our key personnel will remain associated in various capacities with the target business following a business combination." Please provide detailed disclosure in the business section regarding this matter. State whether this may be a term of the business combination agreement.  We may have further comment.
16. If true, revise the subheading to risk factor 8 to state that your officers and directors "will" allocate their time to other businesses.
17. Risk factor 9 should address your officers, directors and affiliates thereof. In addition, please revise the risk factor to clarify whether any of these persons or their affiliates have ever been associated with any blank check companies.
18. We note that the directors have agreed to purchase warrants in the open market following the offering. Clarify whether they are obligated to purchase any specific amount of warrants following the offering. Indicate, later in the prospectus, the specific information that they will look at in determining to purchase warrants in the open market following the offering. Supplementally, advise us why the underwriters have required them to purchase warrants following the offering. We may have further comment.
19. Please add a separate risk factor to address the number of
"blank
check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow.
20. We note your response to comment 11.  Supplementally provide us
with any applicable comments from the states regarding this
offering
where they requested the company to cross-reference information in the forepart of the document. We continue to believe the comment is appropriate.  Revise the registration statement to delete the use of
cross-references from the forepart of the prospectus.
21. After further consideration, the risk factors "We intend to have
our securities quoted on the OTC Bulletin Board ....", "Volatility in
our stock price may limit our ability to raise additional equity
.....", and "If we are unable to keep pace with the changes in the technology industry...." appear to be generic risk factors.  These risk factors should be addressed in another section of the prospectus.

Use of Proceeds, page 18
22. We note that you have allocated $50,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.

Proposed Business, page 24
23. Elaborate, both here, in the Summary and elsewhere as appropriate, on your discussion of the desired attributes as to acquisition candidates to specifically discuss the attributes and criteria, if those attributes and criteria have been established, to be focused upon by the company as well as the rationale and logic behind the attributes and criteria selected (e.g., desired and/or required ranges of annual revenues, EBITDA, net income, etc.).
24. In the paragraph under the heading "We have not identified a target business," and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify, for each identified segment, the number of segment participants that qualify as potential combination candidates given the company`s established criteria, and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.
25. In the paragraph "Sources of target businesses," we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.
26. In the paragraph under the heading "Sources of target businesses," we note the disclosure that the company will not pay any finders or consulting fees to the officers, directors or existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the officers, directors and existing stockholders will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.
27. Under the heading "Selection of a target business and structuring a business combination," please address any known or contemplated tax consequences to the company or investors in this offering should you consummate a business combination.


Certain Transactions, page 39
28. We note your response to comment 25. Please revise to indicate the amount each director advanced to the company for expenses of the offering.


Underwriting, page 44
29. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.
30. We note your statement that the underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of our securities. Supplementally, advise us how these transactions comply with Regulation M. We may have further comment.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Don Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	David Alan Miller, Esq.
	Fax: (212) 818-8881

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